Sit Investment Associates
Mutual Funds Newsletter

Fall 2020

Year-End Planning

This year's volatile markets, challenging economy and new rules and regulations should remind investors to check with their financial planner and tax adviser to optimize any tax benefits available or make needed adjustments to help meet their financial goals and objectives. The fourth quarter may be well under way, but there is still time to review tax-related items and other reminders before year end that may pertain to your financial situation.

Capital Gains

In December, many mutual fund companies distribute capital gains. Shareholders should contact fund companies to confirm the type of distribution and amount per share, if any. These distributions are taxable unless the underlying shares are held within a retirement plan such as an IRA or 401(k). The key date to remember is the "record date," which determines who will receive the distribution from that fund. If an investor owns shares as of the close of business that day, then they will receive that distribution either in cash or via reinvestment into the fund.

Investors may be able to manage their capital gains and losses for a given year by reviewing their holdings prior to the fund record date(s) and comparing the estimated fund distribution to the unrealized capital gain or loss they have in that holding. For example, an investor who discovers their fund will pay out $1 per share in long-term capital gains on December 21, but also knows that if they sold that holding they would have a $2 per share long-term loss, they may want to sell before December 21 to capture the loss and avoid the taxable gain. Tax ramifications are only one factor in determining whether to sell an investment, and investors should consider how any transaction may impact their overall goals and objectives.

IRA Conversions/RMDs

If the amount of your income dropped this year or if you think that you may be in a higher tax bracket in the future, consider converting part of your traditional IRA to a Roth IRA by December 31st.

The amount you convert will be considered taxable income and may nudge you into a higher tax bracket so be careful how much you convert. As long as you remain in a lower tax bracket compared to later years when distributions are taken, then converting assets to a Roth IRA may be worthwhile. Roth IRA distributions are tax-free and penalty-free as long as you're over age 59½ and the amount of your conversion has been in the Roth IRA for five years.

Distributions from traditional IRAs are subject to unique rules this year stemming from the Coronavirus Aid, Relief and Economic Security ("CARES") Act. A required minimum distribution ("RMD") must be taken annually if you're age 70½ and older, but the CARES Act has waived the RMD requirement for 2020. In addition, if you've been directly impacted by COVID-19, you may take a distribution of up to $100,000 this year, avoid the 10% penalty tax and include the income proportionately over a 3-year period when filing your taxes. In the future, you may repay the amount withdrawn from the IRA within three years to undo the tax consequences. Be sure to contact your tax adviser for details.

Tax Forms

Most tax forms are mailed in January and early February so it is important for investors to update their address as soon as possible whether it is a permanent move or seasonal relocation. Lost or even late mail may cause an investor to accidentally exclude some pertinent information from their tax filing. The IRS will kindly send a reminder regarding the missing documentation, but may also include a penalty.

Sign up for online access and retrieve your tax information as soon as it is available to avoid any mailing issues. The Sit Funds typically have tax documents available online between five and ten days earlier than they can be received by mail.

Beneficiaries

Reviewing beneficiary designations on a periodic basis is just as important as having a beneficiary from the beginning of an account. Changes occur over time that may require updates such as removing an ex-spouse, adding children or replacing a beneficiary that is deceased. It may also be a good idea to name multiple beneficiaries, which can be listed as either "primary" or "secondary." Secondary beneficiaries receive assets only if there are no surviving primary beneficiaries.

Mutual fund accounts and other assets that do not have a beneficiary will likely go through the probate process to determine who will inherit the account or asset. Costs associated with probate can include fees for court filings, personal representatives and attorneys and can reach into the thousands of dollars depending on the complexity and size of the estate. In addition to the cost, there is the possibility that the process of determining who will inherit the assets will not conclude exactly as the decedent intended.

Charitable Donations

Charitable giving can help lower taxes for filers who itemize deductions; donations must be made by year end. When gifting shares of stocks or mutual funds, investors may want to select shares with the greatest appreciation. The charity will be able to use the proceeds tax-free, and the donor will receive a tax deduction while also removing a potentially higher tax consequence in the future versus gifting cash or less-appreciated securities.

Starting in 2020, all tax filers will be able to make cash gifts of up to $300 to charity and lower their taxable income even if they do not itemize. Gifts of stocks, mutual funds and other property do not qualify for this "above the line" adjustment to income. A bill has been introduced seeking to increase that $300 limit to potentially several thousand dollars depending on filing status (head of household, single, or joint).

Please call a Sit investor services representative at 800-332-5580 with questions on your account or visit our website at www.sitfunds.com for more information on our Funds.

Investment Outlook and Strategy Summary   *by Roger J. Sit - Chairman and Chief Investment Officer*



In a single quarter, the U.S. recovered two-thirds of the economic output lost in the first half of 2020 due to the pandemic. The BEA's advanced estimate of 3Q2020 U.S. real GDP is 7.4% and 33.1% at an annual rate, the largest single quarter of economic growth on record. The historic quarter growth follows the most severe economic contraction experienced in 2Q2020 caused by mandatory shutdowns in response to the pandemic.

The post-lockdown economic recovery, fueled by extraordinary global stimulus, easy financial conditions, and pent-up demand, remains vulnerable to coronavirus-linked shocks and will likely require ongoing government intervention to achieve escape velocity and, in the event of another surge in new infections, thwart a possible double-dip recession.

Due largely to policymakers' decisive actions, the economy averted a more dire possible outcome, leading to a spate of positive economic surprises and upward GDP revisions. Although pockets of economic strength persist, notably within single-family housing and durable goods, overall activity has moderated owing to high new coronavirus cases. With a vaccine likely widely available in mid-2021, another resurgence in the pandemic remains a major risk. Measures to contain the outbreak, and resultant economic downturn, have weakened public finances, triggered a spike in bankruptcies, and, at least in the near term, shifted consumer priorities. Even so, the foundation for a sustained recovery is forming: the job market is recuperating, manufacturing orders are growing, and confidence is on the upswing.

Congress has passed $4 trilion in economic relief legistation since March and, combined with the Fed's actions and executive coronavirus-induced stimulus, to date totals over $11 trillion, or about 60% of GDP. Partisan divisions, deepened by election-year politicking, threatens to delay further passage of another economic relief bill. Without a compromise package, the U.S. economy will face a steep fiscal cliff, possibly causing growth to stall in the fourth quarter and beyond. Also, while Congress recently scraped together a stop-gap funding bill to keep the federal government operating, another shutdown potentially looms in December.

Biden's economic agenda entails approximately $7.2 trillion in new spending over ten years, offset by $3.9 trillion from higher taxes and other revenue. Under a Democratic sweep, Moody's Analytics projects full implementation of Biden's stated agenda would result in average real GDP growth of +4.2% between 2020 and 2024 versus +3.2% under current policy. The added growth will likely come at the expense of a higher federal debt burden, with the CBO projecting beforehand debt held by the public will double to 200% of GDP by mid-century. With the prospect of higher taxes and re-regulation, a sweep may also dent business confidence and spark a wave of multinational firm relocations. However, a split in Congress would likely temper significant policy shifts.

While the pandemic remains under control so far in Germany and Italy, new cases are again spiking in Spain, France, the United Kingdom, and elsewhere. Government support to blunt the economic fallout of the coronavirus will likely now shift to tax cuts and spending to stimulate demand. The EU reached a deal on a €1.8 trillion budget for 2021-27, with a €750 billion stimulus plan to backstop harder-hit economies. The European Central Bank bought another €212.2 billion in financial assets during the third quarter, bringing total purchases to €567.2 billion under its €1.35 trillion Pandemic Emergency Purchase Program. Export-reliant Germany is especially benefiting from China's recovery. Boosted by strong export demand, the Euro Area manufacturing PMI reached a 25-month high in September. Yet, a weak services sector remains a drag on overall growth. The prospect of the UK exiting the EU at year end is another lingering headwind.

Japan's Prime Minister Abe resigned due to health reason this year. Replacing him is Prime Minister Yoshihide Suga, a long-time member of Mr. Abe's cabinet, who has vowed to continue the policies that have fostered a steady, albeit far from robust, economy over the past seven years. Japan's economic activity has improved from the lows seen this spring. Confidence among consumers and businesses remains subdued and the recovery has lagged that of other developed markets. Mr. Suga, and with him Mr. Abe's policies, will face a general election within the next year. Our expectation for an uneven recovery, and potential policy uncertainty, reinforces our cautious view on the country's growth prospects.

China's economy is on track to deliver positive growth this year -- the only major economy projected to do so. Barring a resurgence in the coronavirus, 2021 GDP growth may be in the high-single-digit range against easy year-over-year comparisons, before normalizing in 2022. Export growth has been a notable bright spot owing to pandemic-related demand and the re-opening of global economies. Consumption is lagging, but seems to be catching up. The U.S.-China rivalry will likely persist, In response to an ever more adversarial international landscape, we expect China's 14th Five Year Plan, which will set key economic and political goals for 2021 through 2025, will focus on its domestic market, technology independence, and opening up of the economy.

Equities

With overall stock market valuations at "fair" levels, we expect a continued period of consolidation and uptick in volatility to prevail over the near term. We are now in a stock picker's environment where fundamentals must materialize to justify valuations and see additional stock appreciation. Improving economic conditions have helped provide encouraging visibility into "normalized" corporate earnings power when the economy fully recovers. As is usually the case during downturns, corporate cost reductions and efficiency gains increase prospects for positive earnings surprises as revenues normalize. Near-term forecasts, however, remain highly uncertain and dependent on several key factors, including the path of the coronavirus pandemic and the level (and specifics) of fiscal support.

Diversification, growth, and quality remain key tenets of our investment strategy across all equity portfolios. We suspect leadership will vacillate as investors struggle with uncertainties around the path of the pandemic, fiscal stimulus, increasing debt, and final election results. We believe that a "barbell" investment strategy remains most appropriate, balancing secular growth sectors (e.g., technology and healthcare) with re-opening/reflation beneficiaries (e.g., transports, industrials, and select financials) that stand to gain the most from improving economic conditions. Tech remains our preferred sector. One of the most promising investment opportunities is the deployment of the new wireless standard, 5G, that promises greater bandwidth, lower latency, and faster speeds that will enable countless new applications to be developed for the new "wireless Internet." Opportunities span a diverse set of industries, including service providers, enabling infrastructure, and handsets. These complex systems require key components in order to function such as the RF subsystems for handsets.

Dividend-paying stocks have disappointed this year amid lingering concerns that the economic decline has strained dividend sustainability for many companies. However, we expect these fears to diminish as dividend cuts are now largely behind us, with many dividend-paying stocks representing compelling values, particularly relative to bonds. As of September 30, we calculate that 77% of S&P 500 constituents now have dividend yields above the 10-year Treasury yield. We believe, however, that selectivity is critical, and our investment focus remains on firms with strong balance sheets, durable business models, and growth potential.

While there was some volatility at the stock/industry levels ahead of the U.S. election, we are generally not taking "bets" on a particular outcome in the absence of clear valuation dislocations. Health care is a key exception, as both pharmaceutical and health services stock valuations are now compelling. While regulatory changes represent an ongoing risk in this sector, the aging population remains a growth tailwind for innovative companies both in and outside the U.S. We have used price corrections to add to positions in most portfolios in recent weeks. Health care, banks, energy, and defense are commonly cited as vulnerable to election outcomes. Sweeping tax, trade, and regulatory policy changes could impact almost all companies. We remain watchful for both opportunities and risks.

Within international mandates, we prefer exposure to investment opportunities in China, South Korea, and India. Despite the near-term pullback in Chinese stocks on profit taking, we are sticking with new economy sectors (e.g., e-commerce, IT), as our positive views on mid-to-long term growth prospects have not changed. In South Korea, holdings are skewed toward the technology, financial, consumer, and material sectors. The strong growth for information and communications technology products has been fueled by a shift in global demand towards products suited to working from home. In India, added interest rate cuts, fiscal stimulus, and the re-opening of the economy should help economically sensitive stocks. Thus, we prefer exposure to consumer, financial, energy, information services, and industrial sectors.

Taxable Bonds

Investment-grade corporate bond spreads ground another 14 basis points tighter in the third quarter to close September at 136 basis points. Notably, investment-grade corporate yields hit an all-time low of 1.82% in early August as spreads set a new post-coronavirus low of 124 basis points. Spreads drifted modestly wider in September with the seasonal post-Labor Day supply wave. We expect to see more momentum build behind the most vaccine-exposed credits and cyclical sectors that will be the largest beneficiaries of a successful vaccine and an eventual re-opening.

In late August, the Federal Reserve announced a fundamental shift in policy to "inflation averaging." Essentially, this means the Fed will let inflation run above the 2.0% target, since it has been running well below that target for some time. Additionally, the Fed has shifted its stance on the maximum employment mandate.. Employment levels can run at or above maximum estimates without causing concerns of translating into higher inflation levels. These changes should put upward pressure on longer-term rates. The Fed has also communicated its intent to keep short rates near zero until at least 2023. These actions should result in a steeper yield curve with short rates anchored and longer-term rates moving higher.

The combination of massive market intervention by the Fed, record low interest rates, and a potential economic recovery after the tide of the pandemic turns will likely push interest rates higher and steepen the yield curve in the intermediate term. In the short run we are defensively keeping portfolio durations close to benchmark levels out of concern for a rise in coronavirus cases. We are overweight credit and underweight Treasuries where appropriate. We expect the eventual re-opening of the economy to be accompanied by a slowing of Fed market intervention, which will hurt Treasuries the most. We have maintained exposure to sectors that we expect to be positively leveraged to the end of the pandemic, including Treasury Inflation Protected Securities and collateralized airline industry debt. Housing activity continues to be strong, as low interest rates and modification programs have helped alleviate delinquency and foreclosure fears. We remain constructive on securitized mortgage product, both in the agency and non-agency space, and continue to execute our trading strategies opportunistically.

Municipal Bonds

Intermediate and long-term high-grade tax-exempt yields closed the third quarter within a few basis points of their levels at the end of the previous quarter. However, short-term, tax-exempt yields decreased to levels that are now also more consistent with U.S. Treasury yields, resulting in a modestly steeper tax-exempt yield curve slope. In terms of absolute yields, high-grade tax-exempts of all maturity ranges remain low.

Credit quality was the most significant factor driving performance for the quarter, with duration also contributing to results. Lower-quality bonds outperformed higher-quality bonds. As a result, more credit-sensitive sectors also outperformed higher-quality sectors. Longer duration tax-exempts outperformed shorter duration bonds during the quarter, Generally, stable market yields for longer tax-exempt bonds led to income-driving performance, particularly for high-quality bonds.

As of September 30th, 30% of total issuance was taxable, which reduces the available supply for tax-exempt buyers. Year-to-date tax-exempt supply is approximately $239 billion, which is modestly below the glide path when compared to the past five years. This lower amount of tax-exempt supply has been supportive in maintaining low absolute yields for tax-exempt bonds. Should tax-exempt issuance rise this autumn, generally a period of increased municipal issuance, we could see a modest increase in tax-exempt yields.

The coronavirus's impact on state and local government budgets remains a concern for investors and other stakeholders. While it remains too early to accurately predict the magnitude of the impact, it is reasonable to say that municipalities will likely feel the effects through at least FY22. Rating agencies have taken a wait and see approach thus far, downgrading less than 1% of municipal issuers. While we ultimately see a material increase in downgrades, the outlook for municipals remains positive. If state and local governments do not receive significant help from the federal government, they will either have to cut expenses, raise taxes, or both. If they raise taxes, it could increase the attractiveness of tax-exempt bonds. While we are not excited about the absolute level of yields, we continue to find relative value in housing and revenue bond issues and bond structures with attractive call or prepayment features. We expect to maintain duration near current levels and view diversification as a critical component of managing portfolio risk.

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Retirement News   Steve Benjamin, CEBS, CRPC

Social Security Cost of Living Adjustment

The Social Security Administration recently announced that next year's cost of living adjustment ("COLA") for retired workers receiving benefits will be 1.3%, boosting the average monthly Social Security benefit to $1,543, up slightly from this year's $1,523. The 1.3% increase is less than the 2020 COLA of 1.6% and slightly less than the 1.4% average COLA beneficiaries have received over the past ten years.

For many years, the COLA has remained stubbornly low due to the lack of inflation (see chart nearby). Each year, the Social Security Administration determines the new COLA by using the Consumer Price Index for Urban Wage Earners and Clerical Workers ("CPI-W"). While the CPI-W is supposed to represent the average change over time in the prices paid by urban consumers for a basket of goods (e.g. food, transportation, medical care, etc.), many senior citizens have said for years that the CPI-W does not accurately measure the inflation that they experience because their expenditures differ significantly from the general population. In May, for example, the Senior Citizens League reported that over the past 20 years the cost of homeowners insurance has increased 174% and annual out-of-pocket prescription drug costs have more than tripled.

At press time, Rep. Peter DeFazio and other Democratic colleagues proposed emergency legislation to increase the 2021 Social Security COLA to 3%. "Due to the COVID-19 pandemic, seniors are facing additional financial burdens in order to stay safe," DeFazio said. "This absolutely anemic COLA won't even come close to helping them afford even their everyday expenses, let alone those exacerbated by COVID-19. Raising the COLA to 3% for 2021 will provide seniors with an immediate, crucial lifeline during the ongoing coronavirus crisis."

DeFazio's bill, the Social Security Expansion Act, would also base future increases on the annual change in the CPI-E, the Consumer Price Index for the Elderly, which gives greater weight to expenditures typical of those age 62 and older. Social Security's Chief Actuary Office reported in 2011 that in using CPI-E, the Social Security COLA would grow 0.2% faster than the CPI-W. If this passes or other COLA changes are made, we'll be sure to update you in a future newsletter.

COLA Effective in:	COLA %
2010	0.0
2011	0.0
2012	3.6
2013	1.7
2014	1.5
2015	1.7
2016	0.0
2017	0.3
2018	2.0
2019	2.8
2020	1.6
2021	1.3

2020 - 2021 Retirement Plan Contribution Limits

	2020 and 2021	
	Under age 50	Age 50 or Older
Traditional & Roth IRA	$ 6,000	$ 7,000
SIMPLE IRA	$13,500	$16,500
401(k)	$19,500	$26,000

Financial Wellness in Uncertain Times

Being disciplined is necessary for achieving short and long-term financial goals, and will help you be prepared to deal with unexpected events and expenses. During these challenging days, take time to consider three important financial principles:

• Review your financial goals. Having a plan to achieve them is crucial.

• Be conscious of spending. By tracking expenses, you can stay within your budget.

• Don't take on too much debt. Spending less than you earn will help you make progress toward your goals.

Year-End Fund Distributions

Estimated 2020 year-end Sit Mutual Fund distributions are available on our website (www.sitfunds.com). A link on the home page of the website takes viewers to these estimates. Please note that these estimates are subject to change until final 2020 year-end distributions are paid on December 17th to shareholders of record as of December 16th.

Fraud Cautions

Recently, IRS Commissioner Chuck Rettig said, "Criminals seize on every opportunity to exploit bad situations, and this pandemic is no exception." He's not kidding. Recently, a cybersecurity firm identified more than 550 suspicious websites impersonating the IRS that were urging taxpayers to enter personal information or to pay fees to expedite their Economic Impact Payment ("EIP") authorized by the CARES Act.

In addition to EIP scams, the IRS Criminal Investigation ("CI") division has seen scams related to selling fake at-home test kits and offers to sell fake cures, vaccines, pills and unproven treatments for COVID-19. Other schemes involve the selling of large quantities of medical supplies through the creation of fake stores on websites and social media accounts where criminals fail to deliver the promised supplies after receiving funds. In addition, crooks have set up fake charities to solicit donations from individuals and groups affected by the disease. And finally, some criminals are offering a once-in-a-lifetime opportunity to invest early in a "company" working on a COVID-19 vaccine promising that it will dramatically increase in value as a result.

The CI division continues to work with law enforcement agencies domestically and abroad to educate people about these scams and investigate the criminals committing them during this challenging time. Any theft or fraud involving Economic Impact Payments should be reported to the Treasury Inspector General for Tax Administration at tips.tigta.gov. All COVID-19 scams should be reported to the National Center for Disaster Fraud Hotline at 1-866-720-5721

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Sit Dividend Growth Fund

As of September 30, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	7.73	9.64	9.47	11.72	11.84	9.56	1.54
S&P 500® Index	8.93	15.15	12.28	14.15	13.74	9.04	
Class S Shares	7.71	9.39	9.21	11.45	11.56	8.92	1.29
S&P 500 Index	8.93	15.15	12.28	14.15	13.74	9.05	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.3	Home Depot, Inc.	2.2
Microsoft Corp.	6.0	Procter & Gamble Co.	2.0
Johnson & Johnson	2.7	PepsiCo, Inc.	1.8
Verizon Communications, Inc.	2.4	Visa, Inc.	1.7
Broadcom, Inc.	2.3	Union Pacific Corp.	1.7
		Total	29.1

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	17.7
Health Technology	14.9
Finance	14.6
Technology Services	10.5
Consumer Non-Durables	8.8
Producer Manufacturing	5.7
Retail Trade	5.6
Utilities	4.9
Sectors Less Than 4.0%	16.8
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$179.5
S Share Assets (Millions):	$28.0
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$340.2
Median Market Cap (Billions):	$71.9

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500**® **Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			
Small		■	

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 29 years
  Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Class I Shares	4.95	1.13	1.57	6.94	4.62	1.05
Class S Shares	4.89	0.86	1.31	6.68	4.36	0.80
Russell 2000® Index	4.93	0.39	1.77	8.00	4.88	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	4.4	Globant SA	1.8
MKS Instruments, Inc.	3.1	Hubbell, Inc.	1.8
Cabot Microelectronics Corp.	2.4	iRhythm Technologies, Inc.	1.8
Scotts Miracle-Gro Co.	2.3	Axis Capital Holdings, Ltd.	1.7
Chegg, Inc.	2.1	QTS Realty Trust, Inc.	1.7
		Total	23.1

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.5
Electronic Technology	11.0
Producer Manufacturing	10.9
Consumer Services	8.5
Consumer Durables	7.0
Health Technology	5.6
Transportation	4.7
Commercial Services	4.4
Sectors Less Than 4.4%	21.7
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.5
S Share Assets (Millions):	$3.8
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$4.9
Median Market Cap (Billions):	$3.7

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of September 30, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	7.43	10.50	7.87	9.27	8.44	8.69	1.09
Class S Shares	7.37	10.23	7.59	8.99	8.17	8.41	0.84
MSCI World Index	7.93	10.41	7.74	10.48	9.37	8.13	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.6
Technology Services	15.0
Finance	14.5
Electronic Technology	12.1
Consumer Non-Durables	10.1
Producer Manufacturing	9.7
Consumer Services	4.8
Utilities	3.7
Sectors Less Than 3.5%	13.3
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	61.2
Switzerland	9.8
United Kingdom	8.7
Germany	5.0
Ireland	4.6
Australia	2.9
Japan	2.4
Spain	2.0
3 Countries Less Than 2.0%	2.2
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	7.0
Apple, Inc.	6.1
Johnson & Johnson	2.8
Logitech International SA	2.8
Abbott Laboratories	2.5
Nestle SA	2.5
Lonza Group AG	2.5
Starbucks Corp.	2.3
AstraZeneca, PLC, ADR	2.3
Accenture, PLC	2.3
Total	21.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$32.8
S Share Assets (Millions):	$3.4
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	$342.9
Median Market Cap (Billions):	$69.1

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years
Kent L. Johnson, CFA, 31 years
Raymond E. Sit, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 30 years
- Bryce A. Doty, CFA, 30 years
- Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**6.38**	**17.62**	**10.96**	**10.78**	**9.78**	**7.46**
S&P 500® Index	8.93	15.15	12.28	14.15	13.74	9.79
Bloomberg Barclays Aggregate Bond Index	0.62	6.98	5.24	4.18	3.64	5.33

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.6
Microsoft Corp.	3.1
Amazon.com, Inc.	2.9
Alphabet, Inc.	2.3
Visa, Inc.	2.1

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 0.63%, 4/15/23	1.0
U.S. Treasury Inflation Bond, 0.13%, 4/15/22	0.9
American Financial Group, 5.25%, 4/2/30	0.5
St. John's Co. IDA, 3.80%, 10/1/50	0.4
MN Hsg. Fin. Agy., 2.31%, 1/1/27	0.4

PORTFOLIO ALLOCATION (%)

Stocks	63.3
Bonds	34.1
Cash and Other Net Assets	2.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$53.1
Number of Holdings:	258

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

8

Sit ESG Growth Fund

As of September 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**7.65**	**14.02**	**9.51**	**10.90**
Class S Shares	**7.55**	**13.72**	**9.22**	**10.61**
MSCI World Index	7.93	10.41	7.74	10.84

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.9	Iberdrola SA, ADR	2.8
Apple, Inc.	5.8	Lonza Group AG	2.7
Facebook, Inc.	3.1	Alphabet, Inc.	2.5
salesforce.com, Inc.	3.0	Adobe, Inc.	2.5
Home Depot, Inc.	2.9	Visa, Inc.	2.4
		Total	33.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.4
Health Technology	16.4
Consumer Non-Durables	10.7
Electronic Technology	9.5
Finance	8.9
Producer Manufacturing	7.6
Consumer Services	5.8
Retail Trade	5.3
Sectors Less Than 3.0%	12.3
Cash and Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.8
S Share Assets (Millions):	$3.4
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$359.5
Median Market Cap (Billions):	$79.2

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years
David A. Brown, 25 years
Kent L. Johnson, CFA, 31 years
Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**10.94**	**33.17**	**18.42**	**17.15**	**14.64**	**10.71**
Russell 1000® Growth Index	13.22	37.53	21.67	20.10	17.25	12.01

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	10.8	Visa, Inc.	3.3
Microsoft Corp.	8.8	salesforce.com, Inc.	2.9
Amazon.com, Inc.	7.0	PayPal Holdings, Inc.	2.7
Alphabet, Inc.	5.2	UnitedHealth Group, Inc.	2.6
Facebook, Inc.	3.9	Adobe, Inc.	2.3
		Total	49.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	34.1
Electronic Technology	17.8
Retail Trade	9.6
Health Technology	9.0
Consumer Services	5.6
Consumer Non-Durables	5.0
Producer Manufacturing	3.9
Finance	3.2
Sectors Less Than 3.0%	11.4
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$141.4
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	612.7
Median Market Cap (Billions):	94.6

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of September 30, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**6.98**	**20.11**	**11.51**	**10.70**	**11.09**	**11.51**
Russell Midcap® Growth Index	9.37	23.23	16.23	15.53	14.55	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Teladoc Health, Inc.	3.5	YETI Holdings, Inc.	2.3
DexCom, Inc.	3.0	Waste Connections, Inc.	2.2
Thermo Fisher Scientific, Inc.	2.6	Booz Allen Hamilton Holding Corp.	2.2
Advanced Micro Devices, Inc.	2.5	Splunk, Inc.	2.2
Atlassian Corp., PLC	2.3	Trane Technologies, PLC	2.1
		Total	24.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.4
Electronic Technology	16.3
Health Technology	15.9
Producer Manufacturing	8.4
Finance	7.1
Health Services	5.4
Consumer Services	5.2
Industrial Services	3.6
Sectors Less Than 3.5%	17.0
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$181.5
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$27.9
Median Market Cap (Billions):	$13.6

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 30 years
 Kent L. Johnson, CFA, 31 years
 Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	**Annualized Returns**				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**8.43**	**19.61**	**9.47**	**9.16**	**10.18**	**10.12**
Russell 2000® Growth Index	7.16	15.71	8.18	11.42	12.34	8.21

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Teladoc Health, Inc.	2.7	Waste Connections, Inc.	2.2
Monolithic Power Systems, Inc.	2.7	Trex Co., Inc.	2.2
iRhythm Technologies, Inc.	2.6	Paycom Software, Inc.	2.2
Chegg, Inc.	2.5	HubSpot, Inc.	1.9
YETI Holdings, Inc.	2.3	Globant SA	1.8
		Total	23.0

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.1
Technology Services	16.1
Electronic Technology	9.7
Producer Manufacturing	8.2
Consumer Services	7.4
Consumer Durables	7.0
Finance	6.8
Health Services	4.8
Sectors Less Than 4.8%	21.1
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$107.6
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	$8.8
Median Market Cap (Billions):	$5.2

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

12

Sit International Growth Fund

As of September 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**7.31**	**12.81**	**3.92**	**5.90**	**5.08**	**4.13**
MSCI EAFE Index	4.80	0.49	0.62	5.26	4.62	5.00

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.1
Finance	14.2
Technology Services	12.4
Electronic Technology	11.6
Consumer Non-Durables	11.1
Producer Manufacturing	10.7
Retail Trade	3.5
Utilities	3.1
Sectors Less Than 3.0%	15.5
Cash and Other Net Assets	0.8

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	16.9
United Kingdom	14.4
China/Hong Kong	11.7
Japan	9.8
France	8.2
Germany	5.9
Australia	5.0
Spain	4.2
10 Countries Less Than 4.2%	23.1
Cash and Other Assets	0.8

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.2
Alibaba Group Holding, Ltd., ADR	2.8
Lonza Group AG	2.7
Logitech International SA	2.6
ASML Holding NV	2.6
Schneider Electric SE	2.5
Tencent Holdings, Ltd.	2.5
London Stock Exchange Group, PLC	2.4
Iberdrola SA	2.3
LG Chem, Ltd.	2.2
Total	25.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.6
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	$102.2
Median Market Cap (Billions):	$33.5

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

13

Sit Developing Markets Growth Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Raymond E. Sit, 28 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**8.91**	**17.08**	**4.24**	**10.04**	**2.00**	**4.28**
MSCI Emerging Markets Index	8.73	8.09	0.01	6.44	0.06	3.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	18.7
Technology Services	16.3
Finance	15.4
Retail Trade	13.1
Consumer Services	8.7
Consumer Non-Durables	4.1
Health Technology	4.0
Investment Companies	3.5
Sectors Less Than 3.0%	13.3
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	45.2
South Korea	10.9
Taiwan	7.7
South Africa	6.1
India	5.9
Israel	3.3
United States	3.1
Singapore	2.7
8 Countries Less Than 2.7%	12.2
Cash and Other Assets	2.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alibaba Group Holding, Ltd., ADR	7.8
Tencent Holdings, Ltd.	7.1
TAL Education Group, ADR	6.0
Samsung Electronics Co., Ltd.	5.6
Taiwan Semiconductor Co.	5.2
iShares MSCI India ETF	3.5
NICE Systems, Ltd., ADR	3.3
JD.com, Inc., ADR	3.2
LG Chem, Ltd.	3.0
CSPC Pharmaceutical Group, Ltd.	2.6
Total	47.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.9
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$179.4
Median Market Cap (Billions):	$19.1

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

14

Sit U.S. Government Securities Fund

As of September 30, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class S Shares	0.22	3.82	3.09	2.23	1.88	5.14	2.04
Bloomberg Barclays Intermediate Government Index	0.20	5.98	4.04	2.76	2.32	5.40	
Class Y Shares	0.30	—	—	—	—	4.03	2.30
Bloomberg Barclays Intermediate Government Index	0.20	—	—	—	—	5.96	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.4
FNMA Pass-Through	15.9
U.S. Treasury/Federal Agy.	9.8
GNMA Pass-Through	8.6
FHLMC Pass-Through	5.0
Asset-Backed	1.5
SBA Pass-Through	0.5
Cash & Other Net Assets	8.3

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$436.3
Y Share Assets (Millions):	$49.0
Average Maturity:	15.9 Years
Effective Duration:	2.8 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 30 years
Mark H. Book, CFA, 33 years

FUND DETAILS

Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

15

Sit Quality Income Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Bryce A. Doty, CFA, 30 years
- Mark H. Book, CFA, 33 years
- Christopher M. Rasmussen, CFA, 20 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.59**	**2.72**	**2.14**	**1.62**	**1.18**	**1.27**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.23	3.73	2.84	2.09	1.66	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	33.6
Corporate Bonds	22.9
Mortgage Pass-Through (Agy.)	18.5
Taxable Municipal	6.9
Asset-Backed (non-agency)	6.7
CMO (non-agency)	5.6
Taxable Municipal (Agy-Backed)	0.2
Cash & Other Net Assets	5.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$101.9
Average Maturity:	9.6 Years
Effective Duration:	2.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

16

Sit Tax-Free Income Fund

As of September 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.90**	**1.92**	**3.83**	**3.95**	**4.56**	**5.12**
Bloomberg Barclays 5-Year Muni Index	1.28	4.56	3.29	2.79	2.79	4.90

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.22	38.8% Tax Rate	3.63
		40.8% Tax Rate	3.75

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	24.3
Single Family Mortgage	20.7
Other Revenue	12.4
Education/Student Loan	10.5
Insured	8.3
General Obligation	6.3
Investment Companies	5.3
Hospital / Health Care	4.5
Sectors Less Than 2.0%	6.2
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$323.6
Average Maturity:	19.6 Years
Duration to Estimated Avg. Life:	5.6 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 26 years
 Todd S. Emerson, CFA, 25 years
 Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

17

Sit Minnesota Tax-Free Income Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 26 years
Todd S. Emerson, CFA, 25 years
Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.86**	**2.05**	**3.64**	**3.36**	**3.91**	**4.61**
Bloomberg Barclays 5-Year Muni Bond Index	1.28	4.56	3.29	2.79	2.79	4.24

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.95	44.83% Tax Rate	3.80
		46.63% Tax Rate	3.95

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.5
Single Family Mortgage	18.6
Education/Student Loan	15.6
Hospital / Health Care	15.2
General Obligation	9.8
Municipal Lease	5.1
Other Revenue	3.8
Utility	2.2
Sectors Less Than 2.0%	5.9
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$651.0
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	5.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

18

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Year-end Planning • Investment Outlook and Strategy Summary • Social Security Cost of Living Adjustment • Fraud Cautions • Financial Wellness in Uncertain Times • 2020 - 2021 Retirement Plans Contribution Limits • 2020 Year-End Fund Distributions • Sit Mutual Funds Third Quarter 2020 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.